UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

No Act
P.E. 2-13-03

03016542

March 6, 2003

PROCESSED
MAR 12 2003
THOMSON
FINANCIAL

Act 1934
Section
Rule 14A-8
Public
Availability 3/6/2003

Peter G. Skinner
Executive Vice President, Secretary
& General Counsel
Dow Jones & Company, Inc.
200 Liberty Street
New York, NY 10281

Re: Dow Jones & Company, Inc.

Dear Mr. Skinner:

This is in regard to your letter dated February 13, 2003 concerning the shareholder proposal submitted by Evelyn Y. Davis for inclusion in Dow Jones' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Dow Jones therefore withdraws its February 6, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor

cc: Evelyn Y. Davis
Editor
Highlights and Lowlights
Watergate Office Building
2600 Virginia Ave. N.W. Suite 215
Washington, DC 20037

DOWJONES



**Mia Israeli**
**Assistant General Counsel**

**Dow Jones & Company, Inc.**
200 Liberty Street
New York, NY 10281
mia.israeli@dowjones.com

February 6, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of Evelyn Davis*
*Securities Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that Dow Jones & Company, Inc. ("Dow Jones" or the "Company"), intends to omit from its proxy statement and form of proxy for Dow Jones's 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials") a shareholder proposal and statement in support thereof (collectively, the "Davis Proposal") received from Evelyn Y. Davis (the "Proponent"). The Davis Proposal relates to declassifying the Dow Jones Board of Directors so that all directors would be elected annually. A copy of the Davis Proposal in its original form is attached hereto as Attachment 1.

We hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our opinion that the Davis Proposal may be excluded from Dow Jones's 2003 Proxy Materials if, as is currently expected, the 2003 Proxy Materials include a Company proposal to amend the Company's Restated Certificate of Incorporation (the "Company Proposal") to declassify the Board of Directors so that all directors would be elected annually. Assuming that the Company Proposal is included in the 2003 Proxy Materials, the Company believes that it will have "substantially implemented" the Davis Proposal under Rule 14a-8(i)(10). A draft of the Company Proposal is attached hereto as Attachment 2.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing her of Dow Jones's intention to omit the Davis Proposal from the 2003 Proxy Materials.

This letter is not being submitted less than 80 days before Dow Jones files its definitive materials and form of proxy with the Securities and Exchange Commission. Dow Jones intends to mail its definitive 2003 Proxy Materials on or about March 14, 2003. Rule 14a-8(j) provides that the Staff may permit the Company to make its submission later than 80 days before the Company files its 2003 Proxy Materials, if the Company demonstrates good cause for missing the deadline. Because of the facts described below, the Company respectfully requests a waiver of the 80-day requirement and submits that, in light of these facts, the Company had "good cause" for its inability to meet the 80-day requirement.

In late December, the Company was informed by representatives of its controlling stockholders, the Bancroft Family Stockholders,[1] that the Bancroft Family Stockholders supported the declassification of the Board and intended to vote in favor of the Davis Proposal.[2] In light of this fact, the Board of Directors of the Company considered the issue of declassification of the Board at meetings held in January 2003. As a result of that consideration, the Company's directors have tentatively concluded that the Company Proposal is in the best interests of the Company and its stockholders. The Board is expected to formally approve the Company Proposal at its next regular meeting (to be held on February 19) when it reviews and approves the 2003 Proxy Materials. Because the Company Proposal was not considered by the Board until its January 2003 meetings and will not be formally approved until its regular February meeting, it was not possible for the Company to meet the 80-day deadline, which was on or about December 24, 2002.

Rule 14a-8(i)(10) under the Exchange Act permits the omission of a Davis Proposal "if the company has already substantially implemented the proposal." In interpreting the term "substantially implemented," the Staff has granted no-action relief to registrants seeking to exclude a stockholder proposal under Rule 14a-8(i)(10) when the company's actions

[1] The term "Bancroft Family Stockholders" means certain Bancroft family members and certain trusts and charitable organizations established by them, which hold Common Stock and Class B Common Stock representing approximately 66% of the aggregate voting power of the outstanding Common Stock and Class B Common Stock.

[2] In late November 2002, the Company received a second stockholder proposal also proposing the declassification of the Board (the "Hollender Proposal"). On December 13, 2002, prior to having been informed by the Bancroft Family Stockholders of their support for the declassification of the Board, and prior to the Board having considered the issue of declassification, the Company submitted a request to the Commission to exclude the Hollender Proposal from its proxy statement in reliance on Rule 14a-8(i)(11) because the Hollender Proposal duplicated the Davis Proposal. Although the Company has not as of the date of this letter received the written response of the Commission, the Company has been told orally by a member of the Commission's staff that there is a basis to exclude the Hollender Proposal pursuant to Rule 14a-8(i)(11) and that a letter to that effect has been issued.

satisfactorily address the underlying issues raised in the stockholder proposal. For example, in Home Depot (March 28, 2002), the Staff allowed exclusion of a proposal under Rule 14a-8(i)(10) that called for the restoration of simple-majority voting when the company's proxy materials were to include a proposal to amend the company's Certificate of Incorporation that would eliminate all super-majority voting provisions. Furthermore, in Masco Corporation (March 29, 1999), the Staff allowed exclusion of a proposal providing specific qualifications for the company's outside directors under Rule 14a-8(i)(10) when the company's board planned to adopt a resolution similar to the stockholder proposal at its next meeting.

The Company concludes that assuming the Company Proposal is approved by the Board and included in the 2003 Proxy Materials the Davis Proposal requesting declassification of the Board of Directors will have been substantially implemented and rendered moot. The Davis Proposal requests "That the shareholders of Dow Jones recommend that the Board of Directors take the necessary steps to reinstate the election of directors ANNUALLY, instead of the stagger system which was recently adopted." The Company Proposal seeks to eliminate the classification of the Board of Directors, just as the Davis Proposal requests.

* * *

I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, I respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Of course, in the unlikely event that the Board does not formally approve the Company Proposal at its February meeting, we will promptly inform the Staff and we will include the Davis Proposal in the 2003 Proxy Materials.

Again, please note that we intend to mail our definitive 2003 Proxy Materials on or about March 14, 2003, and that we plan to file preliminary 2003 Proxy Materials with the Commission on or about February 28, 2003. As such, we would appreciate your addressing this request with this timeline in mind. Please do not hesitate to call me at (212) 416-3317, if I can be of any further assistance in this matter.

Sincerely,

Attachment

Cc: Evelyn Y. Davis

ATTACHMENT 1

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037

(202) 737-7755 OR
(202) 338-8989

CERTIFIED RETURN
RECEIPT REQUESTED

June 25,2002

Peter Skinner, CEO
DOW JONES
Princeton,N.J.

and 30 Class B shares

Dear Peter:

This is a formal notice to the management of DOW JONES that Mrs. Evelyn Y. Davis, who is the owner of 100 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 2003. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the stockholders of Dow Jones recommend that the Board of Directors take the necessary steps to reinstate the election of directors ANNUALLY, instead of the stagger system which was recently adopted."

REASONS: "Until recently, directors of Dow Jones were elected annually by all shareholders."

"The great majority of New York Stock Exchange listed corporations elect all their directors each year."

"This insures that ALL directors will be more accountable to ALL shareholders each year and to a certain extent prevents the self-perpetuation of the Board."

"If you AGREE, please mark your proxy FOR this resolution."

Sincerely,

Mrs. Evelyn Y. Davis

Mrs. Evelyn Y. Davis

P.S. Peter:Please akknowledge

CC: SEC in D.C.

Attachment 2

ARTICLE FIFTH
OF
RESTATED CERTIFICATE OF INCORPORATION

DOW JONES & COMPANY, INC.

FIFTH. The following provisions regarding the election and removal of directors are established:

(a) The number of directors of the corporation shall be not less than sixteen or more than eighteen, and, subject to such limitation, shall be fixed from time to time by or pursuant to the bylaws. In addition to any other vote required by law or by this Restated Certificate of Incorporation, so long as there shall be any Class B Common Stock outstanding, this Section FIFTH(a) shall not be amended, altered or repealed without the affirmative vote of a majority of the outstanding shares of Common Stock and the affirmative vote of a majority of the outstanding shares of Class B Common Stock, each voting separately.

(b) An annual meeting of stockholders shall be held for the election of directors on a date and at a time designated by or in the manner provided in the bylaws. Each director shall hold office for a term of one year and until such director's successor is elected and qualified or until such director's earlier resignation or removal; provided, however, each director elected at the annual meetings of the corporation held in 2001, 2002 and 2003 shall serve for the full three-year term to which such director was elected or until such director's earlier resignation or removal.

(c) No director shall stand for election on or after his or her 70th birthday. Nominations for the election of directors may be made by the board of directors or by any stockholder entitled to vote in the election of directors. However, any stockholder entitled to vote in the election of directors may nominate one or more persons for election as director only if written notice of such stockholder's intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the Secretary of the corporation not later than (i) with respect to an election to be held at an annual meeting of stockholders, 45 days in advance of the calendar day on which the corporation's proxy statement was released to stockholders in connection with the previous year's annual meeting of stockholders and (ii) with respect to an election to be held at a special meeting of stockholders for the election of directors, the close of business on the seventh day following the day on which notice of such meeting is first given to stockholders. Each such notice shall set forth: (A) the name and address of the stockholder who intends to make the nomination or nominations and of the person or persons to be nominated; (B) a representation that the stockholder is a holder of record of stock of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (C) a description of all arrangements or understandings between such stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations is or are to be made by the stockholders; (D) such other information regarding each nominee proposed by such stockholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission if the nominee had been nominated by the board of directors; and (E) the consent of each nominee to serve as a director of the corporation if elected. The chairman of any meeting of stockholders may refuse to acknowledge the nomination of any person if not made in compliance with the foregoing procedure. Notwithstanding any other provision of this certificate of incorporation or the bylaws (and notwithstanding the fact that a lesser percentage may be specified by law, this certificate of incorporation or the bylaws), the affirmative vote of the holders of at least 80% of the voting power of the outstanding Voting Stock, voting together as a single class, shall be required to alter, amend, adopt any provision inconsistent with, or repeal this Section Fifth (c)

(d) Newly created directorships resulting from any increase in the number of directors and any vacancies on the board of directors resulting from resignation, retirement, death, disqualification, removal, or other cause may be filled by a majority of the remaining directors then in office, even if less than a quorum, except as Article Fourth otherwise provides with respect to, if Class B Common Stock is outstanding, the election of directors by the holders of the Common Stock voting separately as a class. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successor has been elected and has qualified. No decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director. Notwithstanding any other provision of this certificate of incorporation or the bylaws (and notwithstanding the fact that a lesser percentage may be specified by law, this certificate of incorporation or the bylaws), the affirmative vote of the holders of at least 80% of the voting power of the outstanding Voting Stock, voting together as a single class, shall be required to alter, amend, adopt any provision inconsistent with, or repeal this Section Fifth (d).

DOWJONES

Dow Jones & Company
Peter G. Skinner
Executive Vice President, Secretary
& General Counsel

Dow Jones & Company
200 Liberty Street
New York, NY 10281
212-416-3030 Fax: 212-945-5364
Peter.Skinner@dowjones.com

February 13, 2003



Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of Mrs. Evelyn Y. Davis*
*Securities Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

Dow Jones & Company, Inc. (the "Company"), hereby formally withdraws its February 6, 2003 no-action request to the Office of the Chief Counsel with respect to the shareholder proposal and statement in support thereof (collectively, the "Proposal") received from Mrs. Evelyn Y. Davis (the "Proponent"). The Proposal relates to declassifying the Company's Board of Directors so that all directors would be elected annually. The Proponent has determined to withdraw the request that the Proposal be included in the proxy statement and form of proxy for the Company's 2003 Annual Meeting of Stockholders. A copy of the correspondence evidencing withdrawal of the Proposal is attached to this letter.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and faxing back to me at (212) 945-5364. Please do not hesitate to call me at (212) 416-3030, if I can be of any further assistance in this matter.

Sincerely,

Attachment

cc: Mrs. Evelyn Y. Davis

[redacted]02/13/2003 00:33

Fax

**DOWJONES**

Peter G. Skinner
Executive Vice President, Secretary
& General Counsel

**Dow Jones & Company**
200 Liberty Street
New York, NY 10281
212-416-3030 Fax 212-945-5364
Peter.Skinner@dowjones.com

February 12, 2003

CONFIDENTIAL
Fax: 202-338-7084

Evelyn Y. Davis
Editor
Highlights and Lowlights
Watergate Office Building
2600 Virginia Ave., NW.
Washington, D.C. 20037

Dear Evelyn:

This will confirm that that we expect that our board of directors will propose at its meeting next week that the stockholders vote at the 2003 annual meeting to approve an amendment to the Company's certificate of incorporation that will declassify the board and return to the annual election of directors.

Since this proposal, if approved by the stockholders, would substantially implement the recommendation in your stockholder proposal dated June 25, 2002, you have kindly offered to voluntarily withdraw your proposal. We will, of course, state in the proxy statement that we received your proposal, which we would have included in the proxy but for the board's proposal on the same topic. (We will also disclose that we received a similar proposal from another stockholder which, as we advised that stockholder, the Company intended to omit from the proxy because your proposal had been received first.)

As we discussed, I would be grateful if you would acknowledge that you agree to withdraw your proposal by signing a copy of this letter in the space provided below and faxing it back to me at 212-945-5364.

(212) 945-5364

With kind regards,

[signature]

I agree to withdraw my
stockholder proposal dated
June 25, 2002

[signature] 2/12/2003

Evelyn Y. Davis